VINYL PRODUCTS, INC.

CODE OF ETHICS
FOR
PRESIDENT, SECRETARY AND CFO

The Board of Directors (the “Board”) of Vinyl Products, Inc. (the “Company”) has adopted this Code of Ethics (the “Code”) for the Company’s President, Secretary and Chief Financial Officer (collectively, the “Officers” and each individually, an “Officer”).

All Officers must become familiar and fully comply with both this Code. Because this Code cannot and does not cover every applicable law or provide answers to all questions that might arise, all Officers are expected to use common sense of what is right and wrong, including a sense of when it is proper to seek guidance from others on the appropriate course of conduct.

This Code may be modified from time to time by the Board. Any changes to this Code will be provided to Officers and will be promptly disclosed to the stockholders of the Company.

1. PURPOSE OF THE CODE

The purpose of this Code is to set standards for the Officers as are reasonably necessary to promote: (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely and understandable disclosure in the reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications by the Company; (iii) compliance with applicable governmental laws, rules and regulations; (iv) the prompt internal reporting to an appropriate person or persons identified in this Code of violations of this Code; and (v) accountability for adherence to this Code.

2. DUE PROFESSIONAL CARE

Officers must exercise due professional care in the performance of their duties and responsibilities for the Company.

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Officers are expected to carry out their duties and responsibilities with due professional care and a genuine interest in serving the Company and its customers and investors. Officers are expected to provide quality services in a manner that demonstrates commitment to a level of professionalism consistent with this Code.

3. INTEGRITY

Officers must perform their duties and responsibilities for the Company with the highest sense of integrity.

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Integrity requires Officers to perform their work with honesty, diligence, responsibility and in accordance with applicable laws. In the performance of their work, Officers must not knowingly be a party to any illegal activity or engage in acts that are discreditable to the Company. Integrity requires Officers to observe both the form and the spirit of the ethical principles contained in this Code and the Corporate Code.

4. OBJECTIVITY

Officers must maintain objectivity and must avoid conflicts of interest and subordination of judgment in the performance of their duties and responsibilities for the Company.

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Objectivity requires Officers to be impartial and free of any material conflicts of interest. Officers must not subordinate their judgment to personal gain and advantage or to the judgment of others, or be unduly influenced by their own interests or by the interests of others in forming judgments. Officers must not participate in any activity or relationship that would constitute a conflict of interest.

•	A conflict of interest would generally arise if an Officer participated in any activity or relationship, directly or indirectly, that may impair or be presumed to impair the Officer’s objectivity.

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If an Officer has a concern relating to the completeness, fairness, accuracy, timeliness or comprehensibility of disclosure in reports or documents that the Company files with, or submits to the SEC or in other public communications made by the Company, the Officer should take the following steps:

(i)
The Officer should consider whether disclosure or omission of disclosure materially misrepresents the facts or result in an omission of a material fact. If, after appropriate research or consultation, the Officer concludes that the matter has authoritative support and/or does not result in a material misrepresentation, the Officer need do nothing further.

(ii)	If the Officer concludes that the disclosure or omission of disclosure could be materially misleading, the Officer should make his or her concerns known to all the members of the Board of Directors.

5. COMPETENCY AND DILIGENCE

Officers must perform their duties and responsibilities for the Company with competence and diligence.

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Diligence requires Officers to carry out their responsibilities and duties carefully, thoroughly and in a timely manner, and to observe applicable technical standards and the ethical principles contained in this Code.

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Competence requires Officers to undertake only those duties and responsibilities for which they have the necessary knowledge, skills and experience, or can reasonably expect to obtain the necessary knowledge, skills and experience through training, supervision or otherwise.

6. PREPARATION OF FINANCIAL STATEMENTS

Officers must not knowingly make any misrepresentations regarding the Company’s financial statements or any facts in the preparation of the Company’s financial statements, and must comply with all applicable laws, standards, principles, guidelines, rules and regulations in the preparation of the Company’s financial statements.

•	Officers must not knowingly:

(i)	make, or permit or direct another to make, materially false or misleading entries in an the Company’s financial statements or records;

(ii)	fail to correct the Company’s financial statements or records that are materially false or misleading when he or she has the authority to record an entry; and

(iii)	sign, or permit or direct another to sign, a document containing materially false or misleading financial information.

•	Officers must be scrupulous in their application of generally accepted accounting principles.

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Officers must follow the laws, standards, principles, guidelines, rules and regulations established by all applicable governmental bodies, commissions or other regulatory agencies in the preparation of financial statements, records and related information.

7. OBLIGATIONS TO THE COMPANY’S INDEPENDENT AUDITOR

Officers must be candid in all dealings with the Company’s independent auditor.

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In dealing with the Company’s independent auditor, Officers must be candid and not knowingly misrepresent facts or knowingly fail to disclose material facts, and must respond to specific inquiries and requests by the Company’s independent auditor.

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Officers must not take any action, or direct any person to take any action, to fraudulently influence, coerce, manipulate or mislead the Company’s independent auditor in the performance of an audit of the Company’s financial statements for the purpose of rendering such financial statements materially misleading.

8. REPORTING OF ILLEGAL OR UNETHICAL BEHAVIOR

Officers should report any conduct or actions by an Officer that do not comply with the law or with this Code.

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Any Officer who believes that: (i) an activity of the Company fails to comply with applicable governmental laws, rules or regulations; or (ii) a violation of this Code has occurred must immediately report such practice to the Board of Directors.

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If the Board of Directors determines that an Officer violated this Code, the Board may take disciplinary action against that Officer to the extent it deems appropriate, including discharge. No Officer will be disciplined for reporting a concern unless the Board determines that the report was made in bad faith.

•	The Board will not be responsible for monitoring or enforcing this reporting of violations policy, but rather each Officer is responsible for self-compliance with this reporting of violations policy.

9. ACCOUNTABILITY FOR ADHERENCE TO THIS CODE

Each Officer is responsible for self-compliance with this Code. Failure to comply with this Code may result in disciplinary action by the Company, up to and including discharge.